

August 19, 2010

Mr. John B. Wynne
Interim Chief Financial Officer
Clean Diesel Technologies, Inc.
10 Middle Street – Suite 1100
Bridgeport, CT 06604

> **Re:** **Clean Diesel Technologies, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 16, 2010**
> **File No. 001-33710**

Dear Mr. Wynne:

We have reviewed your Item 4.02 Form 8-K and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.  Please amend your Form 8-K filed on August 16, 2010 to:

    - indicate that you previously filed a Form 8-K/A on May 20, 2010 stating that the previously issued financial statements filed on Form 10-Q for the three month period ended March 31, 2009, should no longer be relied on due to an accounting error identified by the Company and these financial statements have been restated in the Form 10-Q filed on May 14, 2010;
    - revise the first sentence in your disclosure to state, if true, that you have concluded that previously issued financial statements filed on Form 10-Q for the six months ended June 30, 2009 and the nine months ended September 30, 2009 should no longer be relied upon due to an accounting error; and
    - revise the second sentence to state, if true, that you have concluded that the cumulative error is immaterial for the year ended December 31, 2009, but would be material to the quarter ended March 31, 2009, the six months ended June 30, 2009 and the nine months ended September 30, 2009.

2.      To the extent you can no longer rely on previously issued financial statements filed on Form 10-Q for the nine months ended September 30, 2009, please consider amending it to include restated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief